[TRANSAMERICA LIFE INSURANCE COMPANY]

February 22, 2008

Craig Ruckman, Esq.

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F St. NE

Washington, DC 20549-0506

Re:	Selective Review – Initial Filing

Separate Account VA EE

Flexible Premium Variable Annuity – O

File Nos.: 333-149336; 811-22182

Transamerica Life Insurance Company

Dear Mr. Ruckman:

As we discussed, the above-referenced initial filing was made on February 21, 2008 (accession number is 0001193125-08-035383). The Flexible Premium Variable Annuity - O version is substantially similar to the Flexible Premium Variable Annuity - C product. We have already provided under separate cover, a black-lined comparison of the two products to hi-lite all the differences.

The following changes are the main differences in the above referenced filing:

•	Added the Annual Step-Up Death Benefit and the Double Enhanced Death Benefit (both death benefits were part of the template filing in December 2007).

•	Changes in the available Investment Choices.

We hereby request Selective Review pursuant to SEC Release No.: 33-6510 (February 15, 1984) for the above-referenced Flexible Premium Variable Annuity – O product filing.

This letter will also be filed as a correspondence filing via EDGAR.

Very truly yours,

Transamerica Life Insurance Company

/s/ Darin D. Smith
Darin D. Smith
General Counsel
Transamerica Capital Management